ENDORSEMENT
                       (Only we can endorse this contract)

                                                                  EXHIBIT (4)(c)

                              ALTERATION OF TEXT

The second paragraph of the section "Determination of Amount of Annuity" in the Variable Payout Provisions is amended as of the issue date to read as follows:

The number of your Annuity Units in each subaccount is found by dividing the amount of the first monthly annuity payment attributable to your investment in that subaccount by the Subaccount Annuity Unit Value on the last Business Day on or preceding the Annuity Date. After that the number of annuity Units for each subaccount will remain fixed unless a transfer is made as we describe below.
The dollar amount of annuity payments will vary from month to month and may increase or decrease to reflect the investment experience of the subaccounts involved. The actual amount of any annuity payments after the first will be determined by multiplying the number of Annuity Units in each subaccount by the Annuity Unit Value for that subaccount at the end of the Business Day on which the annuity payment is due or, if that day is not a Business Day, at the end of the last preceding Business Day, and then adding the resulting values.

                                     The Prudential Insurance Company of America

                                     By /s/ Isabelle L. Kirchner
                                                        Secretary
WVA2 83